Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three Months Ended March 31, 2018

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2017 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three months ended March 31, 2018, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2017 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the First Quarter of 2018

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which the Parent acquired in July 2011, through acquisition of a 60% equity interest in Studio City International Holdings Limited, an intermediate holding company of Studio City Entertainment, an indirect holding of 60% of its equity interest;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three months ended March 31, 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this quarterly report were made at the rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on March 30, 2018 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8484 to US$1.00. On May 25, 2018, the noon buying rate was HK$7.8456 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2017, except for the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606) (“New Revenue Standard”) using the modified retrospective method on January 1, 2018. Amounts for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the first quarter of 2018, our total net revenues were US$1.20 billion, an increase of 5.5% from US$1.13 billion of net revenues for the first quarter of 2017. The increase in total net revenues was primarily attributable to the increased casino revenues generated from the operation of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, and the better performance of Altira Macau in all gaming segments, partially offset by higher commissions now reported as a reduction in revenue upon our company’s adoption of the New Revenue Standard. Our company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenue for the first quarter of 2018 would have been US$1.27 billion, which would have represented an increase of 12.5% from US$1.13 billion for the comparable period in 2017. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the first quarter of 2018 was US$155.9 million, as compared to US$130.0 million for the first quarter of 2017. The increase in profitability was primarily attributable to the increase in revenues in Altira Macau mentioned above.

The following summarizes the results of our operations:

	Three Months Ended March 31
	2018	2017
	(In thousands of US$)
Net revenues	$1,195,436	$1,132,699
Total operating costs and expenses	$(1,034,610)	$(999,110)
Operating income	$160,826	$133,589
Net income	$155,863	$130,005

Results of Operations

City of Dreams First Quarter Results

For the quarter ended March 31, 2018, net revenue at City of Dreams was US$673.6 million compared to US$699.1 million in the first quarter of 2017.

Rolling chip volume totaled US$11.1 billion for the first quarter of 2018 versus US$12.6 billion in the first quarter of 2017. The rolling chip win rate was 3.0% in the first quarter of 2018 versus 2.7% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$1,182.2 million compared with US$1,059.8 million in the first quarter of 2017. The mass market table games hold percentage was 32.1% in the first quarter of 2018 compared to 36.9% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$1,000.7 million, compared with US$1,025.9 million in the first quarter of 2017. The gaming machine win rate was 5.0% in the first quarter of 2018 versus 3.4% in the first quarter of 2017.

Total non-gaming revenue at City of Dreams in the first quarter of 2018 was US$104.0 million, compared with US$83.7 million in the first quarter of 2017.

Altira Macau First Quarter Results

For the quarter ended March 31, 2018, net revenue at Altira Macau was US$120.5 million compared to US$109.1 million in the first quarter of 2017. The increase in net revenue was primarily a result of better performances in all gaming segments, partially offset by higher commissions now reported as a reduction in revenue upon the adoption of the New Revenue Standard.

Rolling chip volume totaled US$5.6 billion in the first quarter of 2018 versus US$4.1 billion in the first quarter of 2017. The rolling chip win rate was 3.0% in the first quarter of 2018 versus 3.1% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$139.3 million in the first quarter of 2018, representing an increase from the US$99.7 million generated in the comparable period in 2017. The mass market table games hold percentage was 19.4% in the first quarter of 2018 compared with 20.6% in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$26.0 million, compared with US$8.0 million in the first quarter of 2017. The gaming machine win rate was 5.4% in the first quarter of 2018 versus 5.8% in the first quarter of 2017.

Total non-gaming revenue at Altira Macau in the first quarter of 2018 was US$6.8 million, compared with US$6.7 million in the first quarter of 2017.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$30.4 million in the first quarter of 2018 as compared to US$31.1 million in the first quarter of 2017.

Gaming machine handle for the first quarter of 2018 was US$654.6 million, compared with US$603.1 million in the first quarter of 2017. The gaming machine win rate was 4.6% in the first quarter of 2018 versus 5.0% in the first quarter of 2017.

Other Factors Affecting First Quarter Earnings

Total net non-operating expenses for the first quarter of 2018 were US$4.5 million, which mainly included interest expenses, net of capitalized interest, of US$6.3 million, loan commitment fees of US$1.2 million and a net foreign exchange gain of US$2.3 million, as compared to total net non-operating expenses of US$5.6 million for the first quarter of 2017, which mainly included interest expenses, net of capitalized interest, of US$10.9 million, loan commitment fees of US$1.2 million and a net foreign exchange gain of US$6.3 million.

Depreciation and amortization costs of US$62.1 million were recorded in the first quarter of 2018, of which US$14.3 million was related to the amortization of our gaming subconcession and US$2.7 million was related to the amortization of land use rights.

Liquidity and Capital Resources

We have relied and intend to continue to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. Our company is developing Morpheus, the third phase of City of Dreams, and redeveloping and rebranding The Countdown at City of Dreams in Cotai, Macau. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of March 31, 2018, we held cash and cash equivalents of US$843.1 million and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remained available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended March 31,
	2018	2017
	(In thousands of US$)
Net cash provided by operating activities	$141,789	$203,297
Net cash (used in) provided by investing activities	(95,694)	52,469
Net cash used in financing activities	(40,287)	(576,656)

Net increase (decrease) in cash and cash equivalents	5,808	(320,890)
Cash and cash equivalents at beginning of period	837,305	1,112,835

Cash and cash equivalents at end of period	$843,113	$791,945

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage and entertainment, are conducted primarily on a cash basis.

Net cash provided by operating activities was US$141.8 million for the first quarter of 2018, compared to US$203.3 million for the first quarter of 2017. The decrease in net cash provided by operating activities was mainly attributable to increased working capital for operations.

Investing Activities

Net cash used in investing activities was US$95.7 million for the first quarter of 2018, compared to net cash provided by investing activities of US$52.5 million for the first quarter of 2017. The change was primarily due to no withdrawals of bank deposits with original maturities over three months in the first quater of 2018.

Net cash used in investing activities of US$95.7 million for the first quarter of 2018 mainly included capital expenditure payments of US$75.5 million, advance payments and deposits for acquisition of property and equipment of US$15.2 million and loan to an affiliated company of US$5.3 million.

Net cash provided by investing activities was US$52.5 million for the first quarter of 2017 which mainly included withdrawals of bank deposits with original maturities over three months of US$138.5 million, partially offset by capital expenditure payments of US$76.0 million and advance payments and deposits for acquisition of property and equipment of US$10.8 million.

Our total capital expenditure payments for the first quarter of 2018 were US$75.5 million, as compared to US$76.0 million for the first quarter of 2017. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus, as well as enhancements to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$40.3 million for the first quarter of 2018, which primarily represented the dividend payment of US$32.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Net cash used in financing activities amounted to US$576.7 million for the first quarter of 2017, which primarily represented the dividend payment of US$565.8 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of March 31, 2018:

As of March 31, 2018
(In thousands of US$)
2017 Senior Notes	$1,000,000
2015 Credit Facilities	$422,333

$1,422,333

Except for the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million during the first quarter of 2018, there have been no other changes in our gross indebtedness as of March 31, 2018 as compared to December 31, 2017.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three Months Ended March 31, 2018

Page
Unaudited Condensed Consolidated Financial Statements of Melco Resorts Finance Limited	F-2

Unaudited Condensed Consolidated Financial Statements of Melco Resorts Finance Limited - Restricted Subsidiaries Group	F-5

Unaudited Reconciliation of Financial Condition and Results of Operations of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited	F-8

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$843,113	$837,305
Accounts receivable, net	164,920	147,590
Amounts due from affiliated companies	237,758	227,354
Loan to an affiliated company	100,171	92,730
Inventories	18,971	18,283
Prepaid expenses and other current assets	46,302	52,492

Total current assets	1,411,235	1,375,754

PROPERTY AND EQUIPMENT, NET	2,902,092	2,870,952
GAMING SUBCONCESSION, NET	241,774	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	104,990	96,256
LAND USE RIGHTS, NET	332,819	335,535

TOTAL ASSETS	$5,079,045	$5,020,715

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,688	$10,580
Accrued expenses and other current liabilities	1,191,227	1,235,844
Income tax payable	651	62
Capital lease obligations, due within one year	90	100
Current portion of long-term debt, net	44,434	44,396
Amounts due to affiliated companies	69,862	73,282

Total current liabilities	1,317,952	1,364,264

LONG-TERM DEBT, NET	1,346,413	1,356,475
OTHER LONG-TERM LIABILITIES	17,945	18,640
DEFERRED TAX LIABILITIES	12,023	12,120
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	27	47
AMOUNTS DUE TO AFFILIATED COMPANIES	919	919
ADVANCE FROM AN AFFILIATED COMPANY	1,949	1,946

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	529,397	413,884

Total shareholder’s equity	2,381,817	2,266,304

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,079,045	$5,020,715

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2018	2017
OPERATING REVENUES
Casino	$1,058,275	$1,043,221
Rooms	32,701	31,795
Food and beverage	19,874	20,080
Entertainment, retail and other	84,586	78,210

Gross revenues	1,195,436	1,173,306
Less: promotional allowances	—	(40,607)

Net revenues	1,195,436	1,132,699

OPERATING COSTS AND EXPENSES
Casino	(713,098)	(736,268)
Rooms	(8,518)	(3,848)
Food and beverage	(17,857)	(6,018)
Entertainment, retail and other	(15,478)	(14,605)
General and administrative	(211,038)	(165,357)
Pre-opening costs	(2,308)	(507)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(2,716)	(2,716)
Depreciation and amortization	(45,105)	(50,225)
Property charges and other	(4,183)	(5,257)

Total operating costs and expenses	(1,034,610)	(999,110)

OPERATING INCOME	160,826	133,589

NON-OPERATING INCOME (EXPENSES)
Interest income	745	174
Interest expenses, net of capitalized interest	(6,323)	(10,885)
Loan commitment fees	(1,159)	(1,159)
Foreign exchange gains, net	2,266	6,289
Other income, net	—	13

Total non-operating expenses, net	(4,471)	(5,568)

INCOME BEFORE INCOME TAX	156,355	128,021
INCOME TAX (EXPENSE) CREDIT	(492)	1,984

NET INCOME	$155,863	$130,005

Note: The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$141,789	$203,297

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(75,517)	(75,999)
Advance payments and deposits for acquisition of property and equipment	(15,203)	(10,793)
Loan to an affiliated company	(5,325)	—
Proceeds from sale of property and equipment	351	722
Withdrawals of bank deposits with original maturities over three months	—	138,539

Net cash (used in) provided by investing activities	(95,694)	52,469

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(32,000)	(565,800)
Principal payments on long-term debt	(11,278)	(11,278)
Funds from an affiliated company	2,991	457
Principal payments on capital lease obligations	—	(35)

Net cash used in financing activities	(40,287)	(576,656)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,808	(320,890)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	837,305	1,112,835

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$843,113	$791,945

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$—	$(13,205)
Cash paid for income taxes	—	(2,795)

NON-CASH INVESTING ACTIVITY
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	49,531	39,960

Melco Resorts Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Balance Sheets (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	March 31, 2018	December 31, 2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$843,113	$837,305
Accounts receivable, net	164,920	147,590
Amounts due from affiliated companies	237,762	227,362
Loan to an affiliated company	100,171	92,730
Amounts due from unconsolidated subsidiaries	2	2
Inventories	18,971	18,283
Prepaid expenses and other current assets	46,302	52,492

Total current assets	1,411,241	1,375,764

PROPERTY AND EQUIPMENT, NET	2,902,092	2,870,952
GAMING SUBCONCESSION, NET	241,774	256,083
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	104,990	96,256
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6	6
LAND USE RIGHTS, NET	332,819	335,535

TOTAL ASSETS	$5,079,057	$5,020,731

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,688	$10,580
Accrued expenses and other current liabilities	1,191,227	1,235,844
Income tax payable	651	62
Capital lease obligations, due within one year	90	100
Current portion of long-term debt, net	44,434	44,396
Amounts due to affiliated companies	69,858	73,282

Total current liabilities	1,317,948	1,364,264

LONG-TERM DEBT, NET	1,346,413	1,356,475
OTHER LONG-TERM LIABILITIES	17,945	18,640
DEFERRED TAX LIABILITIES	12,023	12,120
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	27	47
AMOUNTS DUE TO AFFILIATED COMPANIES	919	919
ADVANCE FROM AN AFFILIATED COMPANY	1,949	1,946

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive income	2,635	2,635
Retained earnings	529,413	413,900

Total shareholder’s equity	2,381,833	2,266,320

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,079,057	$5,020,731

Melco Resorts Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2018	2017
OPERATING REVENUES
Casino	$1,058,275	$1,043,221
Rooms	32,701	31,795
Food and beverage	19,874	20,080
Entertainment, retail and other	84,586	78,210

Gross revenues	1,195,436	1,173,306
Less: promotional allowances	—	(40,607)

Net revenues	1,195,436	1,132,699

OPERATING COSTS AND EXPENSES
Casino	(713,098)	(736,268)
Rooms	(8,518)	(3,848)
Food and beverage	(17,857)	(6,018)
Entertainment, retail and other	(15,478)	(14,605)
General and administrative	(211,038)	(165,357)
Pre-opening costs	(2,308)	(507)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(2,716)	(2,716)
Depreciation and amortization	(45,105)	(50,225)
Property charges and other	(4,183)	(5,257)

Total operating costs and expenses	(1,034,610)	(999,110)

OPERATING INCOME	160,826	133,589

NON-OPERATING INCOME (EXPENSES)
Interest income	745	174
Interest expenses, net of capitalized interest	(6,323)	(10,885)
Loan commitment fees	(1,159)	(1,159)
Foreign exchange gains, net	2,266	6,289
Other income, net	—	13

Total non-operating expenses, net	(4,471)	(5,568)

INCOME BEFORE INCOME TAX	156,355	128,021
INCOME TAX (EXPENSE) CREDIT	(492)	1,984

NET INCOME	$155,863	$130,005

Note: The Company adopted the New Revenue Standard using the modified retrospective method from January 1, 2018. Results for the period beginning after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

Melco Resorts Finance Limited - Restricted Subsidiaries Group

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$141,789	$203,297

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(75,517)	(75,999)
Advance payments and deposits for acquisition of property and equipment	(15,203)	(10,793)
Loan to an affiliated company	(5,325)	—
Proceeds from sale of property and equipment	351	722
Withdrawals of bank deposits with original maturities over three months	—	138,539

Net cash (used in) provided by investing activities	(95,694)	52,469

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(32,000)	(565,800)
Principal payments on long-term debt	(11,278)	(11,278)
Funds from an affiliated company	2,991	457
Principal payments on capital lease obligations	—	(35)

Net cash used in financing activities	(40,287)	(576,656)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,808	(320,890)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	837,305	1,112,835

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$843,113	$791,945

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$—	$(13,205)
Cash paid for income taxes	—	(2,795)

NON-CASH INVESTING ACTIVITY
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	49,531	39,960

Melco Resorts Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Three Months Ended March 31, 2018

(In thousands of U.S. dollars, except share and per share data)

	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	Unrestricted Subsidiaries				Elimination		Consolidated Total for Melco Resorts Finance Limited
		MCO (Macau) Hotel Limited		MCO (Macau) Consulting Limited
Condensed Consolidated Balance Sheets
(Unaudited)
As of March 31, 2018

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$843,113	$		$		$		$843,113
Accounts receivable, net	164,920							164,920
Amounts due from affiliated companies	237,762		(2)		(2)			237,758
Loan to an affiliated company	100,171							100,171
Amounts due from unconsolidated subsidiaries	2						(2)	—
Inventories	18,971							18,971
Prepaid expenses and other current assets	46,302							46,302

Total current assets	1,411,241		(2)		(2)		(2)	1,411,235

PROPERTY AND EQUIPMENT, NET	2,902,092							2,902,092
GAMING SUBCONCESSION, NET	241,774							241,774
INTANGIBLE ASSETS	4,220							4,220
GOODWILL	81,915							81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	104,990							104,990
INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES	6						(6)	—
ADVANCES TO GROUP COMPANIES	—				17,795		(17,795)	—
LAND USE RIGHTS, NET	332,819							332,819

TOTAL ASSETS	$5,079,057		$(2)		$17,793		$(17,803)	$5,079,045

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$11,688	$		$		$		$11,688
Accrued expenses and other current liabilities	1,191,227							1,191,227
Income tax payable	651							651
Capital lease obligations, due within one year	90							90
Current portion of long-term debt, net	44,434							44,434
Amounts due to affiliated companies	69,858		2		2			69,862
Amounts due to group companies	—		1		1		(2)	—

Total current liabilities	1,317,948		3		3		(2)	1,317,952

LONG-TERM DEBT, NET	1,346,413							1,346,413
OTHER LONG-TERM LIABILITIES	17,945							17,945
DEFERRED TAX LIABILITIES	12,023							12,023
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	27							27
AMOUNTS DUE TO AFFILIATED COMPANIES	919							919
ADVANCE FROM AN AFFILIATED COMPANY	1,949							1,949
ADVANCES FROM GROUP COMPANIES	—				17,795		(17,795)	—

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—		3		3		(6)	—
Additional paid-in capital	1,849,785							1,849,785
Accumulated other comprehensive income	2,635							2,635
Retained earnings	529,413		(8)		(8)			529,397

Total shareholder’s equity	2,381,833		(5)		(5)		(6)	2,381,817

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$5,079,057		$(2)		$17,793		$(17,803)	$5,079,045

Melco Resorts Finance Limited

Unaudited Reconciliation of Financial Condition and Results of Operations

of Melco Resorts Finance Limited - Restricted Subsidiaries Group to Melco Resorts Finance Limited

For the Three Months Ended March 31, 2018

(In thousands of U.S. dollars)

		Unrestricted Subsidiaries
	Consolidated Total for Melco Resorts Finance Limited - Restricted Subsidiaries Group	MCO (Macau) Hotel Limited		MCO (Macau) Consulting Limited		Elimination		Consolidated Total for Melco Resorts Finance Limited
Condensed Consolidated Statements of Operations (Unaudited)
For the Three Months Ended March 31, 2018

OPERATING REVENUES
Casino	$1,058,275	$		$		$		$1,058,275
Rooms	32,701							32,701
Food and beverage	19,874							19,874
Entertainment, retail and other	84,586							84,586

Net revenues	1,195,436		—		—		—	1,195,436

OPERATING COSTS AND EXPENSES
Casino	(713,098)							(713,098)
Rooms	(8,518)							(8,518)
Food and beverage	(17,857)							(17,857)
Entertainment, retail and other	(15,478)							(15,478)
General and administrative	(211,038)							(211,038)
Pre-opening costs	(2,308)							(2,308)
Amortization of gaming subconcession	(14,309)							(14,309)
Amortization of land use rights	(2,716)							(2,716)
Depreciation and amortization	(45,105)							(45,105)
Property charges and other	(4,183)							(4,183)

Total operating costs and expenses	(1,034,610)		—		—		—	(1,034,610)

OPERATING INCOME	160,826		—		—		—	160,826

NON-OPERATING INCOME (EXPENSES)
Interest income	745							745
Interest expenses, net of capitalized interest	(6,323)							(6,323)
Loan commitment fees	(1,159)							(1,159)
Foreign exchange gains, net	2,266							2,266

Total non-operating expenses, net	(4,471)		—		—		—	(4,471)

INCOME BEFORE INCOME TAX	156,355		—		—		—	156,355

INCOME TAX EXPENSE	(492)							(492)

NET INCOME	$155,863		$—		$—		$—	$155,863